Exhibit 99.30

Black Mammoth Metals Acquires Tom’s Pediment Gold-Silver Property, NV and Finds Geophysical Target

BMM: TSX-V

VANCOUVER, BC, Jan. 5, 2026 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that the Company has acquired the Tom’s Pediment Gold-Silver property (“Tom” or the “Property”) by staking 87 unpatented lode claims on lands administered by the Bureau of Land Management (BLM) covering approximately 727 hectares (1797 acres) located in the South Ravenswood mining district, Lander County, NV and has completed a pole-dipole induced polarization survey (IP) with an interpreted inversion model.

IP Results:

The IP results confirm a target area at Tom where the chargeability high covers 2.3 square km approximately (open NW) and is coincident with a prominent gravity high and a resistivity high. The inversion model’s 250-400m chargeability depth slice with the gravity high is shown below in Figure 1, with the inversion model’s resistivity high with gravity high shown in Figure 2. The east-west IP lines (6) were spaced from 200 to 800m.

Figure 1 – Chargeability depth slice at a depth of 250-400m with gravity high. (CNW Group/Black Mammoth Metals Corp)

The Tom geophysical target is interpreted as down-dropped host lithologies in the pediment that correspond to the SE extension of the Skookum Trend with known gold, silver and copper mineralization in the South Ravenswood mountain range. The Skookum Trend area is adjacent to the Property, near the historic Maloy Gold and Silver Mine, where Cretaceous granodiorite crops out and intrudes Paleozoic sedimentary strata, including the Lower Plate Roberts Mountain and Upper Plate Valmy Formations with gold mineralization occurring in the Paleozoic strata and in the granodiorite. Carbonate rocks of the Roberts Mountains Formation are exposed below the Roberts Mountains Thrust. Mineralization hosted on adjacent and/or nearby properties is not necessarily indicative of mineralization hosted on the Company’s property.

Based on the known alteration and mineralization styles in the South Ravenswood mountain range,

the Company will evaluate the IP-anomalous gravity anomalies in the pediment with exploration models which include detached and down-dropped, as well as potentially epithermal-type, mineralization zones distal and higher-level to the exposed intrusive mineralization roots.

Figure 2 – Resistivity depth slice at a depth of 250-400m with gravity high. (CNW Group/Black Mammoth Metals Corp)

Exploration Status:

The geophysical target at Tom is ready for drill testing after a BLM Notice of Intent is complete.

Acquisition Terms (USD):

The Company owns Tom’s Pediment property 100% with no finder’s fees, royalties, share compensation or other terms in connection with the acquisition.

The Company continues to acquire non-core exploration interests in the western US, by purchase or staking.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	Mustang Gold-Silver property, Nye County, NV.
•	Ramsey Silver property, La Paz County, AZ.
•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including any technical reports filed or disclosed on the Company’s website related to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/January2026/05/c3468.html

%SEDAR: 00022389E

For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 05-JAN-26